

August 24, 2011

Via E-mail
Mr. Richard P. Shea
SVP and CFO
Momenta Pharmaceuticals, Inc.
675 West Kendall St.
Cambridge, MA 02142

> **Re:** **Momenta Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 0-50797**

Dear Mr. Shea:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition
Product Revenue, page 78

1. Please provide us the following for the year ended December 31, 2010 and the six months ended June 30, 2011:
   - Information provided by the collaboration partner organized by line item similar to that required by Article 5-03(b) of Regulation S-X and reconciled to the amounts reported by you as collaboration product revenue.

- The nature and amount of adjustments reflected in the six months ended June 30, 2011 that related to changes in estimates made as of December 31, 2010.
- How you were able to make reasonable estimates for returns and other sales allowances since enoxaparin sodium for injection appears to be your first and only product.
- How you determined that the information provided by the collaboration partner was reliable and accurate.
- How the amount of accounts receivable due from the collaboration partner was determined (i.e. whether you billed the collaboration partner based on the information they provided you, the partner told you how much they owed you) and the extent of any disagreements between you and the collaboration partner regarding the amount of accounts receivable.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited, Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Revenue Recognition
Research and Development Revenue, page 6

2. Please tell us how your policy "Milestone payments are recognized as research and development revenue upon achievement of the milestone only if (1) the milestone payment is non-refundable, (2) substantive effort is involved in achieving the milestone and (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone" complies with the three criteria in ASC 605-28-25-2.

7. Collaboration and License Agreement, page 12

3. Regarding your disclosure under "2003 Sandoz Collaboration" that "If certain milestones are achieved with respect to enoxaparin sodium injection under certain circumstances, Sandoz will make payments to the Company which would reach $55 million if all such milestones are achieved" and your disclosure under "2006 Sandoz Collaboration" that "The Company is eligible to receive up to $163.0 million in milestone payments if all milestones are achieved for the products remaining under collaboration," please tell us how these milestones meet one of the criteria in ASC 605-28-20b., and provide us proposed disclosure to be included in future periodic reports as required by ASC 605-28-50-2.b.c. and d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Richard P. Shea
Momenta Pharmaceuticals, Inc.
August 24, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant